

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 11, 2011

Mr. Carlo A. Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.
665 Anderson Street
Winnemucca, Nevada 89445

     Re: Paramount Gold and Silver Corp.
             Form 10-K for the Fiscal Year Ended June 30, 2009
             Form 10-K for the Fiscal Year Ended June 30, 2010
             File No. 001-33630

Dear Mr. Buffone:

     We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         H. Roger Schwall
                         Assistant Director